ROYCE SPECIAL EQUITY MULTI-CAP FUND
RULE 18f-3 PLAN

     Rule 18f-3 under the Investment Company Act of 1940 (the “Investment Company Act”) permits mutual funds to issue multiple classes of shares. Under Rule 18f-3(d), each mutual fund that seeks to rely upon Rule 18f-3 is required to (i) create a plan (a “18f-3 Plan”) setting forth the differences among each class of its shares, (ii) receive the approval of a majority of its Board of Trustees (including a majority of the non-interested trustees) that the 18f-3 Plan, including the expense allocation between each class of shares, is in the best interests of each class individually and the fund as a whole and (iii) file a copy of the 18f-3 Plan with the Securities and Exchange Commission (the “Commission”) as an exhibit to the fund’s registration statement. The following 18f-3 Plan is for Royce Special Equity Multi-Cap Fund (the “Fund”), a series of The Royce Fund, and describes the differences between the classes of the Fund’s shares.

     The Fund offers four classes of its shares - Service Class shares, Investment Class shares, Institutional Class shares, and Consultant Class shares. The shares of each class may be purchased at a price equal to the next determined net asset value per share of such class, subject to any sales loads and ongoing asset-based charges described below.

     Service Class shares are sold to, among others (i) pension, profit-sharing, money-purchase, 401(k), 403(b), 457 and other tax-deferred or tax-exempt retirement plan accounts, whose sponsors, trustees and/or service providers have entered into agreements with, and may be compensated for account maintenance, shareholder servicing, recordkeeping and/or other administrative services by, the distributor of the Fund’s shares and (ii) investors who are customers of certain broker-dealers that have entered into agreements with, and may be compensated by, the distributor of the Fund’s shares. Service Class shares are subject to 12b-1 fees. Such 12b-1 fees are payable by Service Class shares to such distributor under The Royce Fund’s distribution plan pursuant to Rule 12b-1 under the Investment Company Act (the “12b-1 Plan”). Information regarding the 12b-1 Plan and the 12b-1 fees payable by Service Class shares are set forth in the Fund’s current Prospectus for such shares and in The Royce Fund’s Statement of Additional Information.

     Investment Class shares (i) are not distributed through such compensated broker-dealers and (ii) are not subject to any 12b-1 fees.

     Institutional Class shares (i) are designed primarily by or through foundations, endowments, retirement plans, discount brokers and similar institutions and (ii) are not subject to any 12b-1 fees.

     Consultant Class shares (i) are sold to investors who are customers of certain broker-dealers that have entered into agreements with, and that are compensated by the distributor of, The Royce Fund’s shares and (ii) are subject to 12b-1 fees. Such 12b-1 fees are payable by Consultant Class shares to such distributor under The Royce Fund’s 12b-1 Plan. Information regarding the 12b-1 Plan and the 12b-1 fees payable by Consultant Class shares is set forth in the Fund’s current Prospectus for such shares and in the Statement of Additional Information for The Royce Fund. Consultant Class shares sold to new investors after a future date set by The Royce Fund’s Board of Trustees may, as set forth in the 12b-1 Plan, bear a front-end and/or contingent deferred sales load.

     Each class share of the Fund represents a pari passu interest in the Fund’s investment portfolio and other assets and has the same redemption, voting and other rights. Each class bears those identifiable expenses incurred solely for shareholders of such class, including (but not limited to) (i) printing and distributing prospectuses, periodic reports and proxy statements to shareholders, (ii) Commission and Blue Sky registration fees, (iii) transfer agency and other shareholder services and (iv) litigation or other legal expenses. Thus, Service Class and Consultant Class shares bear the expenses of ongoing 12b-1 fees and have exclusive voting rights with respect to the 12b-1 Plan, and the 12b-1 fees that are imposed on such shares are imposed directly against that class and not against all of the Fund’s assets, so that such fees will not affect the net asset value of any other class.

     Net investment income dividends and capital gains distributions paid by the Fund on each class of its shares will be calculated in the same manner at the same time and will differ only to the extent that 12b-1 fees relating to the Service Class and the Consultant Class or any other expenses incurred solely for a particular class are borne exclusively by that class.

     Exchange Privilege. Shareholders of each class of shares of the Fund have an exchange privilege, subject to required investment minimums, with the corresponding share class of the other series of The Royce Fund. With respect to Investment Class shares, shareholders may exchange their Investment Class shares with Service Class shares of series of The Royce Fund that do not offer Investment Class shares. The Fund may terminate or limit the exchange privilege of any shareholder who makes more than four exchanges from the Fund in one calendar year. The exchange privilege may be modified or terminated in accordance with the rules of the Commission.

     Allocation of Income, Gains, Losses and Expenses. Income, gains and losses of the Fund are allocated pro rata according to the net assets of each class. Expenses not incurred by a specific class of the Fund are allocated according to the net assets or number of shareholder accounts, each on a pro rata basis, of each class.

     Amending 12b-1 Plan. The Fund will not implement any amendment to its 12b-1 Plan for the Service Class or the Consultant Class that would materially increase the amount that may be borne by such class unless the holders of such class of shares, voting separately as a class, approve the proposal.

     Conversion of Service Class, Investment Class, Institutional Class, and Consultant Class Shares. Service Class, Investment Class, Institutional Class, and Consultant Class shares held by a person that is not eligible to own such shares may be converted to any share class for which the investor is eligible from time to time upon written instruction from the Fund’s President or a Fund Vice President to the Fund’s Transfer Agent, provided that (i) the investor is given prior notice of the proposed conversion and (ii) the conversion is effected on the basis of the relative net asset values of the two classes without the imposition of any sales load, fee or other charge.

     This Plan shall become effective with respect to each class on the date on which the Fund’s post-effective amendment including a Prospectus for such class shares shall become effective.

THE ROYCE FUND,
On behalf of Royce Special Equity Multi-Cap Fund

October 17, 2013	By:
John D. Diederich
Vice President